Filed pursuant to Rule to 424(b)(2)

Registration Statement No. 333-176914

The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated May 20, 2013.

The Goldman Sachs Group, Inc. $ Leveraged 30-Year CMS-Linked Notes due

The notes will mature on the stated maturity date (expected to be approximately 10 years after the original issue date).  On the stated maturity date, you will receive $1,000 for each $1,000 face amount of your notes plus accrued and unpaid interest, if any.

Interest, if any, will be paid quarterly, commencing on the first interest payment date (expected to be three months after the original issue date) and ending on the stated maturity date.  For the first interest payment date, interest will be paid at a rate of 3.00% per annum.  For each interest payment date thereafter, the amount of interest that you will be paid, if any, on each interest payment date will be based on the absolute value of the difference between the 30-year CMS rate on the interest determination date immediately preceding such interest payment date and the 30-year CMS rate on the interest determination date immediately preceding the prior interest payment date.  Each interest determination date will be the date five scheduled rate business days preceding an interest payment date.  The annualized interest rate with respect to each interest payment date after the first interest payment date will be equal to the product of (i) the absolute value of the aforementioned CMS rate difference times (ii) 9.5. Your quarterly interest payment for each $1,000 face amount of your notes will equal the product of the applicable annualized interest rate times $1,000 times an accrued interest factor determined in accordance with the 30/360 (ISDA) day count convention.

After the first interest period, the return on your notes is based on the quarterly volatility (changes, either positive or negative) in the 30-year CMS rate and not the level of the 30-year CMS rate.  Because your annualized interest rate is based on the absolute value of the difference between two 30-year CMS rates, interest will be payable on your notes irrespective of whether this difference is positive or negative.  For example, if the difference between the two 30-year CMS rates was -1.00%, the absolute value of this difference would be 1.00%.  As the differences between the 30-year CMS rates on the relevant two interest determination dates may vary during the term of your notes, the amount of interest payable, if any, on the interest payment dates will also vary.  If there is no difference between the two 30-year CMS rates, you will not receive an interest payment on the related interest payment date.

Your investment in the notes involves certain risks, including, among other things, our credit risk.  See page S-4.

You should read the additional disclosure herein so that you may better understand the terms and risks of your investment.

The estimated value of your notes at the time the terms of your notes are set on the trade date (as determined by reference to pricing models used by Goldman, Sachs & Co. (GS&Co.) and taking into account our credit spreads) is equal to approximately $     per $1,000 face amount, which is less than the original issue price.  The value of your notes at any time will reflect many factors and cannot be predicted; however, the price (not including GS&Co.’s customary bid and ask spreads) at which GS&Co. would initially buy or sell notes (if it makes a market, which it is not obligated to do) and the value that GS&Co. will initially use for account statements and otherwise will equal approximately $     per $1,000 face amount, which will exceed the estimated value of your notes as determined by reference to these models.    The amount of the excess will decline on a straight line basis over the period from the trade date through               .

Original issue date:	, 2013	Original issue price:	% of the face amount *
Underwriting discount:	% of the face amount*	Net proceeds to issuer:	% of the face amount

* The original issue price will vary between        % and 100% for certain investors; see “Summary Information-Supplemental Plan of Distribution” on page S-27.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement, the accompanying prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense. The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Goldman, Sachs & Co.

Prospectus Supplement No.    dated           , 2013

The issue price, underwriting discount and net proceeds listed on the cover page hereof relate to the notes we sell initially.  We may decide to sell additional notes after the date of this prospectus supplement, at issue prices and with underwriting discounts and net proceeds that differ from the amounts set forth above.  The return (whether positive or negative) on your investment in notes will depend in part on the issue price you pay for such notes.

Goldman Sachs may use this prospectus supplement in the initial sale of the offered notes. In addition, Goldman, Sachs & Co., or any other affiliate of Goldman Sachs may use this prospectus supplement in a market-making transaction in a note after its initial sale. Unless Goldman Sachs or its agent informs the purchaser otherwise in the confirmation of sale, this prospectus supplement is being used in a market-making transaction.

About Your Notes

The notes are part of the Medium-Term Notes, Series D program of The Goldman Sachs Group, Inc.  This prospectus supplement constitutes a supplement to the documents listed below and should be read in conjunction with such documents:

• Prospectus supplement dated September 19, 2011

• Prospectus dated September 19, 2011

The information in this prospectus supplement supersedes any conflicting information in the documents listed above.  In addition, some of the terms or features described in the listed documents may not apply to your notes.

SUMMARY INFORMATION

We refer to the notes we are offering by this prospectus supplement as the “offered notes” or the “notes”. Each of the offered notes, including your notes, has the terms described below and under “Specific Terms of Your Notes” on page S-9. Please note that in this prospectus supplement, references to “The Goldman Sachs Group, Inc.”, “we”, “our” and “us” mean only The Goldman Sachs Group, Inc. and do not include its consolidated subsidiaries. Also, references to the “accompanying prospectus” mean the accompanying prospectus, dated September 19, 2011 as supplemented by the accompanying prospectus supplement, dated September 19, 2011, relating to Medium-Term Notes, Series D, of The Goldman Sachs Group, Inc. References to the “indenture” in this prospectus supplement mean the senior debt indenture, dated July 16, 2008, between The Goldman Sachs Group, Inc. and The Bank of New York Mellon, as trustee.

Key Terms

Issuer: The Goldman Sachs Group, Inc.

Face amount: each note will have a face amount equal to $1,000; $        in the aggregate for all the offered notes; the aggregate face amount of the offered notes may be increased if the issuer, at its sole option, decides to sell an additional amount of the offered notes on a date subsequent to the date of this prospectus supplement

Supplemental discussion of U.S. federal income tax consequences:  We intend to treat the notes as debt instruments subject to the special rules governing contingent payment debt instruments for U.S. federal income tax purposes.  Under this treatment, it is the opinion of Sidley Austin LLP that if you are a U.S. individual or taxable entity, you generally should be required to pay taxes on ordinary income from the notes over their term based on the comparable yield for the notes, subject to any positive and negative adjustments based on the actual interest payments on the notes. In addition, any gain you may recognize on the sale or maturity of the notes will be taxed as ordinary interest income.

Trade date:

Original issue date (settlement date) (to be set on the trade date): expected to be the fifth scheduled business day following the trade date

Stated maturity date (to be set on the trade date): expected to be approximately 10 years after the original issue date, subject to adjustment as described under “Specific Terms of Your Notes — Payment of Principal on Stated Maturity Date — Stated Maturity Date” on page S-10

Specified currency: U.S. dollars (“$”)

Denominations: $1,000 or integral multiples of $1,000 in excess thereof

Interest payment dates (to be set on the trade date): expected to be February    , May     , August     and November      of each year, beginning three months after the original issue date and ending on the stated maturity date, subject to adjustments as described elsewhere in the prospectus supplement

Interest rate: for the first interest period, the interest rate will be 3.00% per annum. For each interest period thereafter, the interest rate will equal the product of (a) the absolute value of the difference between the 30-year CMS rate on the interest determination date during such interest period and the 30-year CMS rate on the interest determination date during the immediately preceding interest period, in each case subject to the non-rate business day provision, times (b) 9.5.  If the difference on any interest determination date is zero, you will not receive an interest payment for that interest period.

30-year CMS rate: the 30-year U.S. dollar interest rate swap rate (as described on page S-10)

Day count convention: 30/360 (ISDA)

Accrued interest factor: calculated in accordance with the day count convention with respect to each interest period

Business day convention: following unadjusted

Regular record dates: the scheduled business day immediately preceding each interest payment date

Defeasance: not applicable

No listing: the offered notes will not be listed or displayed on any securities exchange or interdealer market quotation system

Business day: as described on page S-11

Rate business day: any day except for a Saturday, Sunday or a day on which the Securities Industry and Financial Markets Association recommends that the fixed income department of its members be closed for the entire day for purposes of trading in U.S. government securities

Non-rate business day provision: the 30-year CMS rate for an interest determination date that is not a rate business day will equal such rate for the rate business day immediately preceding such interest determination date

Interest determination dates: the fifth scheduled rate business day preceding each interest payment date

Interest period: the period from and including each interest payment date (or the original issue date, in the case of the initial interest period) to but excluding the next succeeding interest payment date (or the stated maturity date, in the case of the final interest period)

FDIC: The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation (the “FDIC”) or any other governmental agency, nor are they obligations of, or guaranteed by, a bank

Calculation agent: Goldman, Sachs & Co.

CUSIP no.: 38141GSH8

ISIN no.: US38141GSH82

ADDITIONAL RISK FACTORS SPECIFIC TO YOUR NOTES

An investment in your notes is subject to the risks described below, as well as the risks described under “Considerations Relating to Indexed Securities” in the accompanying prospectus dated September 19, 2011. You should carefully review these risks as well as the terms of the notes described herein and in the accompanying prospectus, dated September 19, 2011, as supplemented by the accompanying prospectus supplement, dated September 19, 2011, of The Goldman Sachs Group, Inc.  Your notes are a riskier investment than ordinary debt securities. You should carefully consider whether the offered notes are suited to your particular circumstances.

The Estimated Value of Your Notes At the Time the Terms of Your Notes Are Set On the Trade Date (as Determined By Reference to Pricing Models Used By Goldman, Sachs & Co.) Will Be Less Than the Original Issue Price Of Your Notes

The original issue price for your notes will exceed the estimated value of your notes as of the time the terms of your notes are set on the trade date, as determined by reference to Goldman, Sachs & Co.’s pricing models and taking into account our credit spreads. Such estimated value on the trade date is set forth on the cover of this prospectus supplement; after the trade date, the estimated value as determined by reference to these models will be affected by changes in market conditions, our creditworthiness and other relevant factors.  The price at which Goldman, Sachs & Co. would initially buy or sell your notes (if Goldman, Sachs & Co. makes a market, which it is not obligated to do), and the value that Goldman, Sachs & Co. will initially use for account statements and otherwise, will also exceed the estimated value of your notes as determined by reference to these models.  As agreed by Goldman, Sachs & Co. and the distribution participants, the amount of the excess will decline on a straight line basis over the period from the date hereof through the applicable date set forth on the cover.  Thereafter, if Goldman, Sachs & Co. buys or sells your notes it will do so at prices that reflect the estimated value determined by reference to such pricing models at that time.  The price at which Goldman, Sachs & Co. will buy or sell your notes at any time also will reflect its then current bid and ask spread for similar sized trades of structured notes.

In estimating the value of your notes as of the time the terms of your notes are set on the trade date, as disclosed on the front cover of this prospectus supplement, Goldman, Sachs & Co.’s pricing models consider certain variables, including principally our credit spreads, interest rates (forecasted, current and historical rates), volatility, price-sensitivity analysis and the time to maturity of the notes. These pricing models are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect. As a result, the actual value you would receive if you sold your notes in the secondary market, if any, to others may differ, perhaps materially, from the estimated value of your notes determined by reference to our models due to, among other things, any differences in pricing models or assumptions used by others. See “— The Market Value of Your Notes May Be Influenced by Many Factors That Are Unpredictable and Interrelated in Complex Ways” below.

The difference between the estimated value of your notes as of the time the terms of your notes are set on the trade date and the original issue price is a result of certain factors, including principally the underwriting discount and commissions, the expenses incurred in creating, documenting and marketing the notes, and an estimate of the difference between the amounts we pay to Goldman, Sachs & Co. and the amounts Goldman, Sachs & Co. pays to us in connection with your notes. We pay to Goldman, Sachs & Co. amounts based on what we would pay to holders of a non-structured note with a similar maturity.  In return for such payment, Goldman, Sachs & Co. pays to us the amounts we owe under your notes.

In addition to the factors discussed above, the value and quoted price of your notes at any time will reflect many factors and cannot be predicted.  If Goldman, Sachs & Co. makes a market in the notes, the price quoted by Goldman, Sachs & Co. would reflect any changes in market conditions and other relevant factors, including any deterioration in our creditworthiness or perceived creditworthiness.

These changes may adversely affect the value of your notes, including the price you may receive for your notes in any market making transaction. To the extent that Goldman, Sachs & Co. makes a market in the notes, the quoted price will reflect the estimated value determined by reference to Goldman, Sachs & Co.’s pricing models at that time, plus or minus its then current bid and ask spread for similar sized trades of structured notes (and subject to the declining excess amount described above).

Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount.  This commission or discount will further reduce the proceeds you would receive for your notes in a secondary market sale.

There is no assurance that Goldman, Sachs & Co. or any other party will be willing to purchase your notes at any price and, in this regard, Goldman, Sachs & Co. is not obligated to make a market in the notes.  See “— Your Notes May Not Have an Active Trading Market” below.

The Notes Are Subject to the Credit Risk of the Issuer

Although the return on the notes after the first interest period will be based on changes in the 30-year CMS rate between interest determination dates, the payment of any amount due on the notes is subject to our credit risk. The notes are our unsecured obligations.  Investors are dependent on our ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness.  See “Description of the Notes We May Offer — Information About Our Medium-Term Notes, Series D Program — How the Notes Rank Against Other Debt” on page S-4 of the accompanying prospectus supplement.

The Return on Your Notes is Linked to the Quarterly Difference, either Positive or Negative, in the 30-Year CMS Rate

Except for the first interest period, the interest rate for any interest period will be based on the absolute value of the differences in the 30-year CMS rate on the relevant quarterly interest determination dates, and not the simple performance of the 30-year CMS rate over the life of your notes.  Any change in the 30-year CMS rate, whether negative or positive, between two interest determination dates will result in interest being payable on the relevant interest payment date.  For example, if the difference between the two CMS rates was -1.00%, the absolute value of this difference, used to calculate the annualized interest rate on your notes for the relevant interest payment date, would be 1.00%.  Therefore, while a significant increase or decrease in the 30-year CMS rate from one interest determination to another could result in an interest rate for that period higher than the interest rate for a non-indexed debt security of comparable maturity, a gradual increase or decrease of the 30-year CMS rate over the life of your notes could result in small differences in the 30-year CMS rate between interest determination dates and, therefore, a return on your notes that is significantly less than the return on a non-indexed debt security of comparable maturity or notes linked only to the change in the 30-year CMS rate for the life of your notes.  For example, if the interest rate on a fixed rate security of comparable maturity was 3.30% per annum, given the participation rate on your notes of 9.5, you would earn less than 3.30% per annum on your note if the average quarterly increase or decrease in the 30-year CMS rate is less than approximately 0.35%.  See ”Historical 30-Year CMS Rates and Absolute Value of Differences in 30-Year CMS Rates As Measured on Selected Quarterly Dates” on page S-15 for further historical information on the 30-year CMS rate and quarterly changes in such rate for the past 10 years.

If the Difference Between the 30-Year CMS Rate On the Applicable Interest Determination Date and the 30-Year CMS Rate on the Immediately Preceding Interest Determination Date is Zero, No Interest Will Be Paid for that Interest Period

Except in the case of the first interest determination date, because of the formula used to calculate the interest rate applicable to your notes, in the event that on the relevant interest determination date the 30-year CMS rate does not change as compared to the 30-year CMS rate on the immediately preceding interest determination date, no interest will be paid on the related interest payment date, even if there is high volatility in the 30-year CMS rate between such interest determination dates.  Even if you receive interest payments on some or all of the interest payment dates, the overall return on your notes may be less than you would have earned by investing in a non-indexed debt security of comparable maturity that bears interest at a prevailing market rate.

The Amount of Interest Payable on Your Notes Will Not Be Affected by the 30-Year CMS Rate on Any Days Other Than the Interest Determination Dates

Except in the case of the first interest payment date, the amount of interest payable on each interest payment date is calculated based on the absolute value of the difference between the 30-year CMS rate on the immediately preceding interest determination date and the 30-year CMS rate on the interest determination date immediately preceding the prior interest payment date.  Although the absolute value of the difference between 30-year CMS rates on interest payment dates or at other times may be higher than the difference calculated on the applicable interest determination dates, you will not benefit from changes in 30-year CMS rates at any time other than on the applicable interest determination dates.

If the 30-Year CMS Rate or the Quarterly Difference in such Rate Changes, the Market Value of Your Notes May Not Change in the Same Manner

The price of your notes may move differently than the 30-year CMS rate and the quarterly difference in such rate. Any change in the 30-year CMS rate or the quarterly difference in such rate may not result in a comparable change in the market value of your notes. We discuss some of the reasons for this disparity under “— The Market Value of Your Notes May Be Influenced by Many Factors That Are Unpredictable and Interrelated in Complex Ways” below.

Because of the long-dated maturity of your notes, the expected future performance of the 30-year CMS rate and the quarterly difference in such rate will have a greater impact on the market value of your notes than if your notes had an earlier maturity date.  Moreover, expectations about the performance of the 30-year CMS rate and the quarterly difference in such rate in the future are subject to a great degree of uncertainty and may be based on assumptions about the future that may prove to be incorrect.  Even if the expected future performance of the 30-year CMS rate or the quarterly difference in such rate is favorable to your notes, this uncertainty may result in market participants substantially discounting this future performance when determining the market value of your notes.

The Historical Levels of the 30-Year CMS Rate and the Quarterly Difference in such Rate Are Not an Indication of the Future Levels of the 30-Year CMS Rate or the Quarterly Difference in such Rate

You should note that historical levels, fluctuations and trends of the 30-year CMS rate are not necessarily indicative of future levels, fluctuations or trends. Any historical upward or downward trend in the 30-year CMS rate or the quarterly difference in such rate is not an indication that the 30-year CMS rate or the quarterly difference in such rate is more or less likely to increase, decrease or remain flat at any time, and you should not take the historical levels, fluctuations or trends of the 30-year CMS rate or the quarterly difference in such rate as an indication of its future performance.

Recent Regulatory Attention To The ISDAfix Process

It has been reported that certain U.S. and U.K. regulators are reviewing the process by which ISDAfix has been set.  Any changes or reforms affecting the determination or supervision of ISDAfix in light of this regulatory attention may result in a sudden or prolonged increase or decrease in reported ISDAfix or the quarterly difference in ISDAfix, which could have an adverse impact on the trading market for ISDAfix-benchmarked securities such as your notes, the value of your notes and any payments on your notes.

If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will be Negatively Affected

The amount you will be paid for your notes on the stated maturity date will not be adjusted based on the issue price you pay for the notes.  If you purchase notes at a price that differs from the face amount of the notes, then the return on your investment in such notes held to the stated maturity date will differ from, and may be substantially less than, the return on notes purchased at face amount.  If you purchase your notes at a premium to face amount and hold them to the stated maturity date the return on your investment in the notes will be lower than it would have been had you purchased the notes at face amount or a discount to face amount.

The Market Value of Your Notes May Be Influenced by Many Factors That Are Unpredictable and Interrelated in Complex Ways

When we refer to the market value of your notes, we mean the value that you could receive for your notes if you chose to sell it in the open market before the stated maturity date. A number of factors, many of which are beyond our control, will influence the market value of your notes, including:

•                            the 30-year CMS rate;

•                            the volatility — i.e., the frequency and magnitude of changes— in the level of the 30-year CMS rate;

•                            economic, financial, regulatory, political, military and other events that affect CMS rates generally;

•                            interest rates and yield rates in the market;

•                            the time remaining until your notes mature; and

•                            our creditworthiness, whether actual or perceived, and including actual or anticipated upgrades or downgrades in our credit ratings or changes in other credit measures.

These factors, and many other factors, will influence the price you will receive if you sell your notes before maturity, including the price you may receive for your notes in any market making transaction. If you sell your notes before maturity, you may receive less than the face amount of your notes.

You cannot predict the future performance of the 30-year CMS rate or the quarterly difference in such rate based on its historical performance. The actual performance of the 30-year CMS rate or the quarterly difference in such rate over the life of the offered notes, as well as the interest payable on each interest payment date, may bear little or no relation to the hypothetical levels of the 30-year CMS rate, the hypothetical quarterly differences in such rate, or to the hypothetical examples shown elsewhere in this prospectus supplement.

Goldman Sachs’ Anticipated Hedging Activities May Negatively Impact Investors in the Notes and Cause our Interests and Those of Our Clients and Counterparties to be Contrary to Those of Investors in the Notes

Goldman Sachs expects to hedge our obligations under the notes by purchasing futures and/or other instruments linked to the 30-year CMS rate. We also expect to adjust our hedge by, among other things, purchasing or selling any of the foregoing, and perhaps other instruments linked to the 30-year CMS rate, at any time and from time to time, and to unwind the hedge by selling any of the foregoing on or before the final interest determination date for your notes. We may also enter into, adjust and unwind hedging transactions relating to other rate-linked notes whose returns are linked to changes in the level of the 30-year CMS rate.

Any of these hedging or other activities may adversely affect the levels of the 30-year CMS rate and therefore the market value of your notes and the amount we will pay on your notes. In addition, you should expect that these transactions will cause Goldman Sachs or its clients or counterparties to have economic interests and incentives that do not align with, and that may be directly contrary to, those of an investor in the notes. Goldman Sachs will have no obligation to take, refrain from taking or cease taking any action with respect to these transactions based on the potential effect on an investor in the notes, and may receive substantial returns on hedging or other activities while the value of your notes declines.

As Calculation Agent, Goldman, Sachs & Co. Will Have the Authority to Make Determinations that Could Affect the Value of Your Notes and the Amount You May Receive On Any Interest Payment Date

As calculation agent for your notes, Goldman, Sachs & Co. will have discretion in making certain determinations that affect your notes, including determining the 30-year CMS rate on any interest determination date in certain circumstances, which we will use to determine the amount, if any, we will pay on any applicable interest payment date. See “Specific Terms of Your Notes” below. The exercise of this discretion by Goldman, Sachs & Co. could adversely affect the value of your notes and may present Goldman, Sachs & Co. with a conflict of interest. We may change the calculation agent at any time without notice and Goldman, Sachs & Co. may resign as calculation agent at any time upon 60 days’ written notice to Goldman Sachs.

Your Notes May Not Have an Active Trading Market

Your notes will not be listed or displayed on any securities exchange or included in any interdealer market quotation system, and there may be little or no secondary market for your notes. Even if a secondary market for your notes develops, it may not provide significant liquidity and we expect that transaction costs in any secondary market would be high. As a result, the difference between bid and asked prices for your notes in any secondary market could be substantial.

Certain Considerations for Insurance Companies and Employee Benefit Plans

Any insurance company or fiduciary of a pension plan or other employee benefit plan that is subject to the prohibited transaction rules of the Employee Retirement Income Security Act of 1974, as amended, which we call “ERISA”, or the Internal Revenue Code of 1986, as amended, including an IRA or a Keogh plan (or a governmental plan to which similar prohibitions apply), and that is considering purchasing the offered notes with the assets of the insurance company or the assets of such a plan, should consult with its counsel regarding whether the purchase or holding of the offered notes could become a “prohibited transaction” under ERISA, the Internal Revenue Code or any substantially similar prohibition in light of the representations a purchaser or holder in any of the above categories is deemed to make by purchasing and holding the offered notes. This is discussed in more detail under “Employee Retirement Income Security Act” below.

We May Sell an Additional Aggregate Face Amount of the Notes at a Different Issue Price

At our sole option, we may decide to sell an additional aggregate face amount of the notes subsequent to the date of this prospectus supplement. The issue price of the notes in the subsequent sale may differ substantially (higher or lower) from the issue price you paid as provided on the cover of this prospectus supplement.

We Intend to Treat the Notes as Debt Instruments Subject to Special Rules Governing Contingent Payment Debt Instruments for U.S. Federal Income Tax Purposes

We intend to treat the notes as debt instruments subject to special rules governing contingent payment debt instruments for U.S. federal income tax purposes. Under this treatment, if you are a U.S. individual or taxable entity, you generally should be required to pay taxes on ordinary income from the notes over their term based on the comparable yield for the notes, subject to any positive and negative adjustments based on the actual interest payments on the notes This comparable yield is determined solely to calculate the amount on which you will be taxed prior to maturity and is neither a prediction nor a guarantee of what the actual yield will be. In addition, any gain you may recognize on the sale or maturity of the notes will be taxed as ordinary interest income. If you are a secondary purchaser of the notes, the tax consequences to you may be different.

Please see “Supplemental Discussion of Federal Income Tax Consequences” below for a more detailed discussion. Please also consult your own tax advisor concerning the U.S. federal income tax and any other applicable tax consequences to you of owning your notes in your particular circumstances.

SPECIFIC TERMS OF YOUR NOTES

We refer to the notes we are offering by this prospectus supplement as the “offered notes” or the “notes”. Please note that in this prospectus supplement, references to “The Goldman Sachs Group, Inc.”, “we”, “our” and “us” mean only The Goldman Sachs Group, Inc. and do not include its consolidated subsidiaries. Also, references to the “accompanying prospectus” mean the accompanying prospectus, dated September 19, 2011, as supplemented by the accompanying prospectus supplement, dated September 19, 2011, relating to Medium-Term Notes, Series D, of The Goldman Sachs Group, Inc. Please note that in this section entitled “Specific Terms of Your Notes”, references to “holders” mean those who own notes registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in notes registered in street name or in notes issued in book-entry form through The Depository Trust Company. Please review the special considerations that apply to owners of beneficial interests in the accompanying prospectus, under “Legal Ownership and Book-Entry Issuance”.

The offered notes are part of a series of debt securities, entitled “Medium-Term Notes, Series D”, that we may issue under the indenture from time to time as described in the accompanying prospectus supplement and accompanying prospectus. The offered notes are also “indexed debt securities”, as defined in the accompanying prospectus.

This prospectus supplement summarizes specific financial and other terms that apply to the offered notes, including your notes; terms that apply generally to all Series D medium-term notes are described in “Description of Notes We May Offer” in the accompanying prospectus supplement. The terms described here supplement those described in the accompanying prospectus supplement and the accompanying prospectus and, if the terms described here are inconsistent with those described there, the terms described here are controlling.

In addition to those terms described on the first three pages of this prospectus supplement, the following terms will apply to your notes:

Specified currency:

•                  U.S. dollars (“$”)

Form of note:

•                  global form only: yes, at DTC

•                  non-global form available: no

Denominations: each note registered in the name of a holder must have a face amount of $1,000 or integral multiples of $1,000 in excess thereof

Defeasance applies as follows:

•                  full defeasance: no

•                  covenant defeasance: no

Other terms:

•                  a business day for your notes will not be the same as a business day for our other Series D medium-term notes, as described under “— Special Calculation Provisions” below

Please note that the information about the settlement or trade date, issue price, discount or commission and net proceeds to The Goldman Sachs Group, Inc. on the front cover page or elsewhere in this prospectus supplement relates only to the initial issuance and sale of the offered notes. We may decide to sell additional notes on one or more dates after the date of this prospectus supplement, at issue prices, underwriting discounts and net proceeds that differ from the amounts set forth on the front cover page or elsewhere in this prospectus supplement.  If you have purchased your notes in a market-making transaction after the initial issuance and sale of the offered notes, any such relevant information about the sale to you will be provided in a separate confirmation of sale.

We describe the terms of your notes in more detail below.

Payment of Principal on Stated Maturity Date

On the stated maturity date we will pay you an amount in cash equal to the outstanding face amount of your notes.

Stated Maturity Date

The stated maturity date will be set on the trade date and is expected to be approximately 10 years after the original issue date, unless that day is not a business day, in which case the stated maturity date will instead occur on the next succeeding business day.

Interest Payments

The interest rate for the first interest period will be 3.00% per annum.  For each interest period thereafter, the interest rate will equal the product of (a) the absolute value of the difference between the 30-year CMS rate on the interest determination date during such interest period and the 30-year CMS rate on the interest determination date during the immediately preceding interest period, in each case subject to the non-rate business day provision, times (b) 9.5.  For each period after the initial interest period, if the difference on any interest determination date is zero, you will not receive an interest payment for that interest period.

On the interest determination date immediately preceding the applicable interest payment date, the calculation agent will calculate the amount of interest payable on such interest payment date for the applicable interest period in the following manner. For each $1,000 face amount of your notes and for each interest period, the calculation agent will calculate the amount of interest to be paid by calculating the product of (i) the $1,000 face amount times (ii) the interest rate times (iii) the accrued interest factor. The accrued interest factor is calculated in accordance with the day count convention with respect to each interest period.

Interest, if any, will be paid on your notes on each quarterly interest payment date, which will be set on the trade date. If an interest payment date (other than the interest payment date that falls on the stated maturity date) falls on a day that is not a business day, the payment due on such interest payment date will be postponed to the next day that is a business day; provided that interest due with respect to such interest payment date shall not accrue from and including such interest payment date to and including the date of payment of such interest as so postponed. If the stated maturity date falls on a day that is not a business day, payment of principal and interest otherwise due on such day will be made on the next succeeding business day, and no interest on such payment shall accrue for the period from and after the stated maturity date.

30-year CMS Rate

In this prospectus supplement, when we refer to the 30-year CMS rate on a day, we mean the rate, on such day (subject to the non-rate business day provision), appearing on the Reuters screen ISDAFIX1 page for 30-year maturity as of approximately 11:00 A.M., New York City time, on such day. If the 30-year CMS rate cannot be determined in this manner, then:

•                            The 30-year CMS rate for such day will be determined on the basis of the mid-market semi-annual swap rate quotations provided by five leading swap dealers in the New York City interbank market at approximately 11:00 A.M., New York City time, on such day. For this purpose, the semi-annual swap rate means the mean of the bid and offered rates for the semi-annual fixed leg, calculated on a 30/360 day count basis, of a fixed-for-floating U.S. dollar interest rate swap transaction with a term equal to 30 years commencing on such day, with an acknowledged dealer of good credit in the swap market, where the floating leg, calculated on an Actual/360 day count basis, is equivalent to LIBOR with a designated maturity of three months, as such rate may be determined in accordance with the provisions set forth under “Description of Notes We May Offer — Interest Rates — LIBOR Notes” in the accompanying prospectus supplement. The calculation agent will select the five swap dealers in its sole discretion and will request the principal New York City office of each of those dealers to provide a quotation of its rate.

•                            If at least three quotations are provided, the 30-year CMS rate for such day will be the arithmetic mean of the quotations described above, eliminating the highest and lowest quotations or, in the event of equality, one of the highest and one of the lowest quotations.

•                            If fewer than three quotations are provided, the calculation agent will determine the 30-year CMS rate in its sole discretion.

Interest Determination Dates

The fifth scheduled rate business day preceding each interest payment date.

Additional Disclosure about Our Relationship with the Trustee

The Bank of New York Mellon is initially serving as trustee for the indenture under which the notes are being issued.  Affiliates of the trustee have underwritten our securities from time to time in the past and may underwrite our securities from time to time in the future.  The trustee may have to resign if a default occurs with respect to the notes within one year after any offering of our securities underwritten by an affiliate of the trustee, such as BNY Mellon Capital Markets, LLC, since the trustee would likely be considered to have a conflicting interest for purposes of the Trust Indenture Act of 1939.  In that event, except in very limited circumstances, the trustee would be required to resign as trustee under the indenture under which the notes are being issued and we would be required to appoint a successor trustee, unless the default is cured or waived within 90 days.  In addition, the trustee can resign for any reason with 60 days notice, and we would be required to appoint a successor trustee.  If the trustee resigns following a default or for any other reason, it may be difficult to identify and appoint a qualified successor trustee.  The trustee will remain the trustee under the indenture until a successor is appointed.  During the period of time until a successor is appointed, the trustee will have both (a) duties to noteholders under the indenture and (b) a conflicting interest under the indenture for purposes of the Trust Indenture Act.  In the accompanying prospectus dated September 19, 2011 under “Our Relationship with the Trustee,” we describe certain other circumstances in which the trustee may have to resign due to a conflict of interest.

Manner of Payment

Any payment on your notes at maturity will be made to an account designated by the holder of your notes and approved by us, or at the office of the trustee in New York City, but only when your notes are surrendered to the trustee at that office. We may pay interest on any interest payment date by check mailed to the person who is the holder on the regular record date. We also may make any payment in accordance with the applicable procedures of the depositary.

Modified Business Day

As described in the accompanying prospectus, any payment on your notes that would otherwise be due on a day that is not a business day may instead be paid on the next day that is a business day, with the same effect as if paid on the original due date. For your notes, however, the term business day may have a different meaning than it does for other Series D medium-term notes. We discuss this term under “— Special Calculation Provisions” below.

Role of Calculation Agent

The calculation agent in its sole discretion will make all determinations regarding the 30-year CMS rate, the interest determination dates, the regular record dates, the interest payable, if any, on each interest payment date, rate business days, business days, postponement of the stated maturity date and the amount payable on your notes at maturity. Absent manifest error, all determinations of the calculation agent will be final and binding on you and us, without any liability on the part of the calculation agent.

Please note that Goldman, Sachs & Co., our affiliate, is currently serving as the calculation agent as of the date of this prospectus supplement. We may change the calculation agent for your notes at any time after the date of this prospectus supplement without notice and Goldman, Sachs & Co. may resign as calculation agent at any time upon 60 days’ written notice to Goldman Sachs.

Special Calculation Provisions

Business Day

When we refer to a business day with respect to your notes, we mean a day that is a New York business day as described under “Description of Debt Securities We May Offer — Payment Mechanics for Debt Securities —

Business Days” on page 28 in the accompanying prospectus.

Rate Business Day

When we refer to a rate business day with respect to your notes, we mean any day except for a Saturday, Sunday or a day on which the Securities Industry and Financial Markets Association recommends that the fixed income department of its members be closed for the entire day for purposes of trading in U.S. government securities.

Non-Rate Business Day Provision

The 30-year CMS rate for an interest determination date that is not a rate business day will equal such rate for the rate business day immediately preceding such interest determination date.

USE OF PROCEEDS

We expect to use the net proceeds we receive from the sale of the offered notes for the purposes we describe in the accompanying prospectus under “Use of Proceeds”.

HEDGING

In anticipation of the sale of the offered notes, we and/or our affiliates expect to enter into hedging transactions involving purchases of instruments linked to the 30-year CMS rate. In addition, from time to time, we and/or our affiliates expect to enter into additional hedging transactions and to unwind those we have entered into, in connection with the offered notes and perhaps in connection with other notes we issue, some of which may have returns linked to the 30-year CMS rate. Consequently, with regard to your notes, from time to time, we and/or our affiliates:

•                  expect to acquire or dispose of positions in over-the-counter options, futures or other instruments linked to the 30-year CMS rate, and/or

•                  may take short positions in securities of the kind described above — i.e., we and/or our affiliates may sell securities of the kind that we do not own or that we borrow for delivery to purchaser.

We and/or our affiliates may also acquire a long or short position in securities similar to your notes from time to time and may, in our or their sole discretion, hold or resell those securities.

In the future, we and/or our affiliates expect to close out hedge positions relating to the offered notes and perhaps relating to other notes with returns linked to the 30-year CMS rate.

The hedging activity discussed above may adversely affect the market value of your notes from time to time and the amount we will pay on your notes at maturity.  See “Additional Risk Factors Specific to Your Notes” above for a discussion of these adverse effects.

HISTORICAL 30-YEAR CMS RATES, HISTORICAL QUARTERLY DIFFERENCES IN THE 30-YEAR CMS RATES, AND HYPOTHETICAL EXAMPLES

The graph set forth below illustrates the historical 30-year CMS rates and quarterly differences in the 30-year CMS rate from May 20, 2003 through May 17, 2013 and the table set forth below illustrates selected quarterly differences in the 30-year CMS rate from May 2003 through May 2013. We obtained the historical 30-year CMS rates shown in the graph and table from Reuters, without independent verification.

The historical 30-year CMS rates reflected in the graph and table set forth below are based on actual 30-year CMS rate movements during the time period.  We cannot assure you, however, that this performance will be replicated in the future or that the historical 30-year CMS rates will serve as a reliable indicator of future performance. Any historical upward or downward trend in the 30-year CMS rates or the quarterly difference in such rate during the period shown below is not an indication that the 30-year CMS rates or the quarterly difference in such rate are more or less likely to increase or decrease at any time.  See “Additional Risk Factors Specific to Your Notes — Recent Regulatory Attention To The ISDAfix Process” for more information relating to the 30-year CMS rate.

You should not take the historical 30-year CMS rates provided below as an indication of the future 30-year CMS rates or quarterly difference in such rate. We cannot give you any assurance that the future 30-year CMS rates or the quarterly difference in such rate will result in you receiving interest payments greater than the interest payments you would have received if you invested in a non-indexed debt security of comparable maturity that bears interest at a prevailing market rate. Neither we nor any of our affiliates make any representation to you as to the 30-year CMS rate or the quarterly difference in such rate.

Historical 30-Year CMS Rates and Quarterly Differences in Such 30-Year CMS Rates

The quarterly differences shown in the graph below reflect daily results assuming a change over the prior quarterly period for each such daily value. You should not take the selected data in this graph as an indication that any such quarterly changes would be applicable to your notes.

Historical 30-Year CMS Rates and Absolute Value of Differences in 30-Year CMS Rates As Measured on Selected Quarterly Dates

The table set forth below provides a limited number of quarterly dates during the period from May 20, 2003 to May 17, 2013.  The use of different quarterly dates for this table necessarily would have resulted in different quarterly changes, absolute values and interest rates.  You should not take the selected data in this table as an indication that any such quarterly changes and resulting interest rates would be applicable to your notes.  The quarterly change for a quarterly date is calculated by subtracting the 30-Year CMS Rate for the immediately preceding quarterly date from the 30-Year CMS Rate for such quarterly date.  The interest rate in the table below is calculated by multiplying the absolute value of the quarterly change times 9.5.

Quarterly Date	30-Year CMS Rate	Quarterly Change	Absolute Value of Quarterly Change	Interest Rate
20-May-03	4.733
18-Aug-03	5.75	1.017	1.017	9.662%
17-Nov-03	5.321	-0.429	0.429	4.076%
17-Feb-04	5.248	-0.073	0.073	0.693%
17-May-04	5.820	0.572	0.572	5.434%
17-Aug-04	5.393	-0.427	0.427	4.057%
17-Nov-04	5.248	-0.145	0.145	1.378%
17-Feb-05	4.956	-0.292	0.292	2.774%
17-May-05	4.927	-0.029	0.029	0.276%
17-Aug-05	4.891	-0.036	0.036	0.342%
17-Nov-05	5.199	0.308	0.308	2.926%
17-Feb-06	5.111	-0.088	0.088	0.836%
17-May-06	5.844	0.733	0.733	6.964%
17-Aug-06	5.506	-0.338	0.338	3.211%
17-Nov-06	5.231	-0.275	0.275	2.613%

Quarterly Date	30-Year CMS Rate	Quarterly Change	Absolute Value of Quarterly Change	Interest Rate
19-Feb-07	5.333	0.102	0.102	0.969%
17-May-07	5.480	0.147	0.147	1.397%
17-Aug-07	5.682	0.202	0.202	1.919%
19-Nov-07	5.189	-0.493	0.493	4.684%
18-Feb-08	5.112	-0.077	0.077	0.732%
19-May-08	4.868	-0.244	0.244	2.318%
18-Aug-08	4.921	0.053	0.053	0.503%
17-Nov-08	3.972	-0.949	0.949	9.016%
17-Feb-09	3.210	-0.762	0.762	7.239%
18-May-09	3.679	0.469	0.469	4.456%
17-Aug-09	4.172	0.493	0.493	4.684%
17-Nov-09	4.132	-0.040	0.040	0.380%
17-Feb-10	4.538	0.406	0.406	3.857%
17-May-10	4.132	-0.406	0.406	3.857%
17-Aug-10	3.351	-0.781	0.781	7.420%
17-Nov-10	3.893	0.542	0.542	5.149%
17-Feb-11	4.391	0.498	0.498	4.731%
17-May-11	3.966	-0.425	0.425	4.038%
17-Aug-11	3.274	-0.692	0.692	6.574%
17-Nov-11	2.779	-0.495	0.495	4.703%
17-Feb-12	2.829	0.050	0.050	0.475%
17-May-12	2.552	-0.277	0.277	2.632%
17-Aug-12	2.693	0.141	0.141	1.340%
19-Nov-12	2.526	-0.167	0.167	1.587%
19-Feb-13	3.024	0.498	0.498	4.731%
17-May-13	3.050	0.026	0.026	0.247%

Hypothetical Examples

The following table and examples are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate how the hypothetical interest rates and the hypothetical interest payments would be calculated for each $1,000 face amount of notes.

The table and examples below are based on a range of 30-year CMS rates that are entirely hypothetical; no one can predict what the 30-year CMS rate or the quarterly difference in such rate will be on any interest determination date, and no one can predict whether interest will be paid on your notes during any interest period.  Changes, if any, in the 30-year CMS rate or the quarterly difference in such rate cannot be predicted for any interest period.

The information in the following table and examples reflects the method we will use to calculate the interest rate for a given interest period and the hypothetical interest payment on the offered notes for such interest period.  If you sell your notes in a secondary market prior to the stated maturity date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the examples below such as the volatility of the 30-year CMS rate and our creditworthiness.  In addition, the estimated value of your notes at the time the terms of your notes are set on the trade date (as determined by reference to pricing models used by Goldman, Sachs & Co.) will be less than the original issue price of your notes.  For more information on the estimated value of your notes, see “Additional Risk Factors Specific to Your Notes — The Estimated Value of Your Notes At the Time the Terms of Your Notes Are Set On the Trade Date (as Determined By Reference to Pricing Models Used By Goldman, Sachs & Co.) Will Be Less Than the Original Issue Price Of Your Notes” on page S-4 of this prospectus supplement.

For these reasons, the actual 30-year CMS rates used to determine the interest payment, if any, on any interest payment date may bear little relation to the hypothetical examples shown below.  For information about the 30-year CMS rates during recent periods, see “Historical 30-Year CMS Rates, Historical Quarterly Differences in the 30-Year CMS Rates, and Hypothetical Examples” on page S-14. Before investing in the notes, you should consult publicly available information to determine the 30-year CMS rates between the date of this prospectus supplement and the date of your purchase of the notes.

The actual interest payment, if any, for any interest period after the first interest period will depend on the actual level of the 30-year CMS rate on the interest determination date during such interest period and the 30-year CMS rate on the interest determination date during the immediately preceding interest period. The applicable interest rate for each interest period will be determined quarterly on a per annum basis but will apply only to that interest period. These values and assumptions have been chosen arbitrarily for the purpose of these examples, and should not be taken as indicative of the future performance of the 30-year CMS rate or the quarterly difference in such rate. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Interest Period	Hypothetical 30- Year CMS Rate on Interest Determination Date During the Interest Period	Hypothetical 30-year CMS Rate on Interest Determination Date During the Immediately Preceding Interest Period	Difference Between 30- Year CMS Rates	Absolute Value of 9.5 Times Difference Between 30- Year CMS Rates	Hypothetical Interest Rate	Hypothetical Quarterly Interest Payment
1	2.80%	N/A	N/A	N/A	3.00%*	$7.50
2	2.70%	2.80%	-0.10%	0.95%	0.95%	$2.375
3	2.70%	2.70%	0.00%	0.00%	0.00%	$0.00
4	3.00%	2.70%	0.30%	2.85%	2.85%	$7.125
5	4.00%	3.00%	1.00%	9.50%	9.50%	$23.75

*Represents a set rate of 3.00% for the first interest period

The following examples illustrate how the interest rates set forth in the table above are calculated.

Example 1: For the first interest period, the interest rate is set at 3.00% per annum, and the interest payable for the first interest payment date is calculated as follows:

Step 1: Calculate the interest rate (per annum)

The actual interest rate for the first interest period has been set at 3.00% per annum, regardless of the level of the 30-year CMS rate on any date.

Step 2: Calculate the quarterly interest payment for the first interest period

The interest payment for the first interest period equals the product of (i) the face amount times (ii) the interest rate times (iii) the accrued interest factor calculated in accordance with the applicable day count convention (30/360 (ISDA)). No adjustments will be made in the event an interest payment date is not a business day. The interest payment for this interest period with an interest rate of 3.00% is $7.50 for every $1,000 face amount of notes, calculated as follows:

$1,000 x 3.00% x 90/360 = $7.50

Example 2: Based on a hypothetical 30-year CMS rate of 2.70% on the second interest determination date and a hypothetical 30-year CMS rate of 2.80% on the first interest determination date (i.e., the interest determination date during the immediately preceding interest period), the interest payable for the second interest payment date is calculated as follows:

Step 1: Calculate the difference between the 30-year CMS rates

2.70% - 2.80% = -0.10%

Step 2: Calculate the interest rate (per annum)

The hypothetical interest rate for the second interest period equals the absolute value of the product of (a) 9.5 times (b) the difference between the 30-year CMS rates.  The product of 9.5 times -0.10% equals -0.95% and the absolute value of that product is 0.95%.  Therefore, the hypothetical interest rate for the second interest payment date shall be 0.95%.

Step 3: Calculate the quarterly interest payment for the second interest period

The interest payment for the second interest period equals the product of (i) the face amount times (ii) the interest rate times (iii) the accrued interest factor calculated in accordance with the applicable day count convention

(30/360 (ISDA)). No adjustments will be made in the event an interest payment date is not a business day. The interest payment for this interest period with a hypothetical interest rate of 0.95% is $2.375 for every $1,000 face amount of notes, calculated as follows:

$1,000 x 0.95% x 90/360 = $2.375

Example 3: Based on a hypothetical 30-year CMS rate of 2.70% on the third interest determination date and a hypothetical 30-year CMS rate of 2.70% on the second interest determination date (i.e., the interest determination date during the immediately preceding interest period), the interest payable for the relevant interest payment date is calculated as follows:

Step 1: Calculate the difference between the 30-year CMS rates

2.70% - 2.70% = 0.00%

Step 2: Calculate the interest rate (per annum)

The hypothetical interest rate for the third interest period equals the absolute value of the product of (a) 9.5 times (b) the difference between the 30-year CMS rates.  The product of 9.5 times 0.00% equals 0.00% and the absolute value of that product is also 0.00%.  Therefore, the hypothetical interest rate for the third interest payment date shall be 0.00%.

Step 3: Calculate the quarterly interest payment for the third interest period

The interest payment for the third interest period equals the product of (i) the face amount times (ii) the interest rate times (iii) the accrued interest factor calculated in accordance with the applicable day count convention (30/360 (ISDA)). No adjustments will be made in the event an interest payment date is not a business day. The interest payment for this interest period with a hypothetical interest rate of 0.00% is $0.00 for every $1,000 face amount of notes.

Example 4: Based on a hypothetical 30-year CMS rate of 3.00% on the fourth interest determination date and a hypothetical 30-year CMS rate of 2.70% on the third interest determination date (i.e., the interest determination date during the immediately preceding interest period) the interest payable for the relevant interest payment date is calculated as follows:

Step 1: Calculate the difference between the 30-year CMS rates

3.00% - 2.70% = 0.30%

Step 2: Calculate the interest rate (per annum)

The hypothetical interest rate for the fourth interest period equals the absolute value of the product of (a) 9.5 times (b) the difference between the 30-year CMS rates.  The product of 9.5 times 0.30% equals 2.85% and the absolute value of that product is 2.85%.  Therefore, the hypothetical interest rate for the fourth interest payment date shall be 2.85%.

Step 3: Calculate the quarterly interest payment for the fourth interest period

The interest payment for the fourth interest period equals the product of (i) the face amount times (ii) the interest rate times (iii) the accrued interest factor calculated in accordance with the applicable day count convention ( 30/360 (ISDA)). No adjustments will be made in the event an interest payment date is not a business day. The interest payment for this interest period with a hypothetical interest rate of 2.85% is $7.125 for every $1,000 face amount of notes, calculated as follows:

$1,000 x 2.85% x 90/360 = $7.125

Example 5: Based on a hypothetical 30-year CMS rate of 4.00% for the fifth interest determination date and a hypothetical 30-year CMS rate of 3.00% on the fourth interest determination date (i.e., the interest determination date during the immediately preceding interest period) the interest payable for the relevant interest payment date is calculated as follows:

Step 1: Calculate the difference between the 30-year CMS rates

4.00% - 3.00% = 1.00%

Step 2: Calculate the interest rate (per annum)

The hypothetical interest rate for the fifth interest period equals the absolute value of the product of (a) 9.5 times (b) the difference between the 30-year CMS rates.  The product of 9.5 times 1.00% equals 9.50% and the absolute value of that product is also 9.50%.  Therefore, the hypothetical interest rate for the fifth interest payment date shall be 9.50%.

Step 3: Calculate the quarterly interest payment for the fifth interest period

The interest payment for the fifth interest period equals the product of (i) the face amount times (ii) the interest rate times (iii) the accrued interest factor calculated in accordance with the applicable day count convention ( 30/360 (ISDA)). No adjustments will be made in the event an interest payment date is not a business day. The interest payment for this interest period with a hypothetical interest rate of 9.50% is $23.75 for every $1,000 face amount of notes, calculated as follows:

$1,000 x 9.50% x 90/360 = $23.75

The payment amounts shown above are entirely hypothetical; they are based on hypothetical interest rates that may not be achieved on any interest determination date and on assumptions that may prove to be erroneous. The actual market value of your notes on the stated maturity date or at any other time, including any time you may wish to sell your notes, may bear little relation to the hypothetical payment amounts shown above, and these amounts should not be viewed as an indication of the financial return on an investment in the offered notes. Please read “Additional Risk Factors Specific to Your Notes — The Market Value of Your Notes May Be Influenced by Many Factors That are Unpredictable and Interrelated in Complex Ways” on page S-7.

We cannot predict the actual 30-year CMS rate on any interest determination date or the market value of your notes, nor can we predict the relationship between the 30-year CMS rate, the quarterly difference in such rate and the market value of your notes at any time prior to the stated maturity date. The actual interest payment that a holder of the offered notes will receive at each interest payment date and the rate of return on the offered notes will depend on the actual 30-year CMS rate for each interest period, determined by the calculation agent over the life of your notes. Moreover, the assumptions on which the hypothetical example is based may turn out to be inaccurate. Consequently, the interest amount to be paid in respect of your notes, if any, on each interest payment date may be very different from the information reflected in the example above.

SUPPLEMENTAL DISCUSSION OF FEDERAL INCOME TAX CONSEQUENCES

The following section supplements the discussion of U.S. federal income taxation in the accompanying prospectus.

The following section is the opinion of Sidley Austin LLP, counsel to The Goldman Sachs Group, Inc. It applies to you only if you hold your notes as a capital asset for tax purposes. This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

•                  a dealer in securities or currencies;

•                  a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

•                  a bank;

•                  a life insurance company;

•                  a tax-exempt organization;

•                  a person that owns the notes as a hedge or that is hedged against interest rate risks;

•                  a person that owns the notes as part of a straddle or conversion transaction for tax purposes; or

•                  a United States holder whose functional currency for tax purposes is not the U.S. dollar.

This section is based on the U.S. Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

You should consult your tax advisor concerning the U.S. federal income tax, and other tax consequences of your investment in the notes, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

United States Holders

This subsection describes the tax consequences to a United States holder. You are a United States holder if you are a beneficial owner of notes and you are:

•                  a citizen or resident of the United States;

•                  a domestic corporation;

•                  an estate whose income is subject to U.S. federal income tax regardless of its source; or

•                  a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

If you are not a United States holder, this section does not apply to you and you should refer to “— United States Alien Holders” below.

Tax Treatment. The tax treatment of your notes is uncertain.  The tax treatment of your notes will depend upon whether the notes are properly treated as variable rate debt instruments or contingent payment debt instruments.  This in turn depends, in part, upon whether (1) either (i) the initial fixed rate and the floating interest rate have values on the issue date of the notes that do not differ by more than 0.25 percentage points, or (ii) the value of the floating interest rate is intended to approximate the initial fixed rate and (2) it is reasonably expected that the return on the notes during the first half of the notes’ term will be significantly greater or less than the return on the notes during the second half of the notes’ term. Based on the current market conditions, we do not expect to take the position that either (i) the initial fixed rate and the floating interest rate have values on the issue date of the notes that do not differ by more than 0.25 percentage points, or (ii) the value of the floating interest rate is intended to approximate the initial fixed rate. We accordingly expect to treat your notes as contingent payment debt instruments for U.S. federal income tax purposes.

Based on market conditions on the trade date, we may take the position that (1) either (i) the initial fixed rate and the floating interest rate have values on the issue date of the notes that do not differ by more than 0.25 percentage points, or (ii) the value of the floating interest rate is intended to approximate the initial fixed rate and (2) it is not reasonably expected that the return on the notes during the first half of the notes’ term will be significantly greater or less than the return on the notes during the second half of the notes’ term.  In this case, we would treat your notes as variable rate debt instruments, as discussed below under “Alternative Treatments”.  We will make a final determination as to the manner in which we intend to treat the notes on the trade date based on market conditions in effect at such time.  The final disclosure statement will set forth the manner in which we intend to treat the notes for tax purposes.  Except as otherwise noted below under “Alternative Treatments”, the discussion below assumes that the notes will be treated as contingent payment debt instruments for tax purposes.

Under the rules governing contingent payment debt instruments, the amount of interest you are required to take into account for each accrual period will be determined by constructing a projected payment schedule for your notes and applying rules similar to those for accruing original issue discount on a hypothetical non-contingent debt instrument with that projected payment schedule. This method is applied by first determining the yield at which we would issue a non-contingent fixed rate debt instrument with terms and conditions similar to your notes (the “comparable yield”) and then determining as of the issue date a payment schedule that would produce the comparable yield. Under these rules, you will only accrue interest based on the comparable yield. You will not have to separately include the amount of interest that you receive, except to the extent of any positive or negative adjustments discussed below.

We have determined that the comparable yield for the notes is equal to     % per annum, compounded quarterly. Based on this comparable yield, if you are an initial holder that holds a note until maturity and you pay your taxes on a calendar year basis, we have determined that you would be required to report the following amounts as ordinary income, not taking into account any positive or negative adjustments you may be required to take into account based on the actual payments on the notes, from the note each year.

Accrual Period	Interest Deemed to Accrue During Accrual Period (per $1,000 note)	Total Interest Deemed to Have Accrued from Original Issue Date (per $1,000 note) as of End of Accrual Period
through December 31, 2013	$	$
January 1, 2014 through December 31, 2014	$	$
January 1, 2015 through December 31, 2015	$	$
January 1, 2016 through December 31, 2016	$	$
January 1, 2017 through December 31, 2017	$	$
January 1, 2018 through December 31, 2018	$	$
January 1, 2019 through December 31, 2019	$	$
January 1, 2020 through December 31, 2020	$	$
January 1, 2021 through December 31, 2021	$	$
January 1, 2022 through December 31, 2022	$	$
January 1, 2023 through	$	$

In addition, we have determined the projected payments for your notes are as follows:

Taxable Year:	Payment on February	Payment on May	Payment on August	Payment on November
2013	N/A	N/A	$	$
2014	$	$	$	$
2015	$	$	$	$
2016	$	$	$	$
2017	$	$	$	$
2018	$	$	$	$

Taxable Year:	Payment on February	Payment on May	Payment on August	Payment on November
2019	$	$	$	$
2020	$	$	$	$
2021	$	$	$	$
2022	$	$	$	$
2023	$	$

The comparable yield and projected payment schedule are not provided to you for any purpose other than the determination of your interest accruals in respect of your notes, and we make no representation regarding the amount of contingent payments with respect to your notes.

If, during any taxable year, the actual payments with respect to the notes exceed the projected payments for that taxable year, you will incur a “net positive adjustment” under the contingent debt regulations equal to the amount of such excess. You will treat a net positive adjustment as additional interest income in that taxable year.

If, during any taxable year, the actual payments with respect to the notes are less than the amount of projected payments for that taxable year, you will incur a “net negative adjustment” under the contingent debt regulations equal to the amount of such deficit. This net negative adjustment will (a) reduce your interest income on the notes for that taxable year, and (b) to the extent of any excess after the application of (a), give rise to an ordinary loss to the extent of your interest income on the notes during prior taxable years, reduced to the extent such interest was offset by prior net negative adjustments. Any net negative adjustment in excess of the amounts described in (a) and (b) will be carried forward as a negative adjustment to offset future interest income with respect to the notes or to reduce the amount realized on a sale, exchange, redemption or repurchase of the notes. A net negative adjustment is not subject to the two percent floor limitation on miscellaneous itemized deductions.

You are required to use the comparable yield and projected payment schedule that we compute in determining your interest accruals in respect of your notes, unless you timely disclose and justify on your U.S. federal income tax return the use of a different comparable yield and projected payment schedule.

Furthermore, it is possible that any Form 1099-OID you receive in respect of the notes may not take net negative or positive adjustments into account and therefore may overstate or understate your interest inclusions. You should consult your tax advisor as to whether and how adjustments should be made to the amounts reported on any Form 1099-OID.

If you purchase your notes at a price other than their adjusted issue price as determined for tax purposes, you must determine the extent to which the difference between the price you paid for your notes and their adjusted issue price is attributable to a change in expectations as to the projected payment schedule, a change in interest rates, or both, and reasonably allocate the difference accordingly. If the adjusted issue price of your notes is greater than the price you paid for your notes, you must make positive adjustments increasing (i) the amount of interest that you would otherwise accrue and include in income each year, and (ii) the amount of ordinary income (or decreasing the amount of ordinary loss) recognized upon redemption or maturity, by the amounts allocated to each of interest and projected payment schedule; if the adjusted issue price of your notes is less than the price you paid for your notes, you must make negative adjustments, decreasing (i) the amount of interest that you must include in income each year, and (ii) the amount of ordinary income (or increasing the amount of ordinary loss) recognized upon redemption or maturity by the amounts allocated to each of interest and projected payment schedule. Adjustments allocated to the interest amount are not made until the date the daily portion of interest accrues.

The adjusted issue price of your notes will equal your notes’ original issue price plus any interest deemed to be accrued on your notes (under the rules governing contingent payment debt instruments) as of the time you purchase your notes, decreased by the amount of the projected payments that were previously projected to be made with respect to your notes. The original issue price of your notes is equal to the first price at which a substantial amount of the notes is sold to persons other than bond houses, brokers, or similar persons or organizations acting in the capacity of underwriters, placement agents, or wholesalers.

Because any Form 1099-OID that you receive will not reflect the effects of positive or negative adjustments resulting from your purchase of notes at a price other than the adjusted issue price determined for tax purposes, you are urged to consult with your tax advisor as to whether and how adjustments should be made to the amounts reported on any Form 1099-OID.

You will recognize income or loss upon the sale, exchange, redemption or maturity of your notes in an amount equal to the difference, if any, between the amount of cash you receive at such time and your adjusted basis in your notes. In general, your adjusted basis in your notes will equal the amount you paid for your notes, increased by the amount of interest you previously accrued with respect to your notes (in accordance with the comparable yield for your notes), decreased by the amount of the projected payments that you were projected to have previously received with respect to your notes and increased or decreased by the amount of any positive or negative adjustment, respectively, that you are required to make if you purchase your notes at a price other than the adjusted issue price determined for tax purposes.

Any income you recognize upon the sale, exchange, redemption or maturity of your notes will be ordinary interest income. Any loss you recognize at such time will be ordinary loss to the extent of interest you included as income in the current or previous taxable years in respect of your notes, and thereafter, capital loss. If you are a non-corporate holder, you would generally be able to use an ordinary loss to offset your income only in the taxable year in which you recognize the ordinary loss and would generally not be able to carry such ordinary loss forward or back to offset income in other taxable years.

Alternative Treatments. It is possible that the IRS could successfully assert that the notes should be treated as variable rate debt instruments for U.S. federal income tax purposes. If the notes are so treated, you will be subject to tax on interest payments, if any, as ordinary income at the time you receive or accrue such payments, depending on your method of accounting for tax purposes and any gain or loss you recognize upon the sale or maturity of your notes will be capital gain or loss. Please see the discussion under “United States Taxation — Taxation of Debt Securities — United States Holders — Variable Rate Debt Securities” in the accompanying prospectus for a detailed description of the tax consequences of owning a variable rate debt instrument.

United States Alien Holders

If you are a United States alien holder, please see the discussion under “United States Taxation — Taxation of Debt Securities — United States Alien Holders” in the accompanying prospectus for a description of the tax consequences relevant to you. You are a United States alien holder if you are the beneficial owner of the notes and are, for U.S. federal income tax purposes:

•                  a nonresident alien individual;

•                  a foreign corporation; or

•                  an estate or trust that in either case is not subject to U.S. federal income tax on a net income basis on income or gain from the notes.

Backup Withholding and Information Reporting

Please see the discussion under “United States Taxation — Taxation of Debt Securities — Backup Withholding and Information Reporting” in the accompanying prospectus for a description of the applicability of the backup withholding and information reporting rules to payments made on your notes.

Foreign Account Tax Compliance Act Withholding (FATCA)

Final regulations released by the U.S. Department of the Treasury on January 17, 2013 state that Foreign Account Tax Compliance Act withholding (as described in “United States Taxation—Taxation of Debt Securities—Foreign Account Tax Compliance” in the accompanying prospectus) will generally not apply to obligations that are issued prior to January 1, 2014; therefore, the notes will not be subject to FATCA withholding.

EMPLOYEE RETIREMENT INCOME SECURITY ACT

This section is only relevant to you if you are an insurance company or the fiduciary of a pension plan or an employee benefit plan (including a governmental plan, an IRA or a Keogh Plan) proposing to invest in the notes.

The U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and the U.S. Internal Revenue Code of 1986, as amended (the “Code”), prohibit certain transactions (“prohibited transactions”) involving the assets of an employee benefit plan that is subject to the fiduciary responsibility provisions of ERISA or Section 4975 of the Code (including individual retirement accounts, Keogh plans and other plans described in Section 4975(e)(1) of the Code) (a “Plan”) and certain persons who are “parties in interest” (within the meaning of ERISA) or “disqualified persons” (within the meaning of the Code) with respect to the Plan; governmental plans may be subject to similar prohibitions unless an exemption applies to the transaction. The assets of a Plan may include assets held in the general account of an insurance company that are deemed “plan assets” under ERISA or assets of certain investment vehicles in which the Plan invests. Each of The Goldman Sachs Group, Inc. and certain of its affiliates may be considered a “party in interest” or a “disqualified person” with respect to many Plans, and, accordingly, prohibited transactions may arise if the notes are acquired by or on behalf of a Plan unless those notes are acquired and held pursuant to an available exemption. In general, available exemptions are: transactions effected on behalf of that Plan by a “qualified professional asset manager” (prohibited transaction exemption 84-14) or an “in-house asset manager” (prohibited transaction exemption 96-23), transactions involving insurance company general accounts (prohibited transaction exemption 95-60), transactions involving insurance company pooled separate accounts (prohibited transaction exemption 90-1), transactions involving bank collective investment funds (prohibited transaction exemption 91-38) and transactions with service providers under Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code where the Plan receives no less and pays no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA and Section 4975(f)(10) of the Code). The person making the decision on behalf of a Plan or a governmental plan shall be deemed, on behalf of itself and the plan, by purchasing and holding the notes, or exercising any rights related thereto, to represent that (a) the plan will receive no less and pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA and Section 4975(f)(10) of the Code) in connection with the purchase and holding of the notes, (b) none of the purchase, holding or disposition of the notes or the exercise of any rights related to the notes will result in a nonexempt prohibited transaction under ERISA or the Code (or, with respect to a governmental plan, under any similar applicable law or regulation), and (c) neither The Goldman Sachs Group, Inc. nor any of its affiliates is a “fiduciary” (within the meaning of Section 3(21) of ERISA) or, with respect to a governmental plan, under any similar applicable law or regulation) with respect to the purchaser or holder in connection with such person’s acquisition, disposition or holding of the notes, or as a result of any exercise by The Goldman Sachs Group, Inc. or any of its affiliates of any rights in connection with the notes, and no advice provided by The Goldman Sachs Group, Inc. or any of its affiliates has formed a primary basis for any investment decision by or on behalf of such purchaser or holder in connection with the notes and the transactions contemplated with respect to the notes.

If you are an insurance company or the fiduciary of a pension plan or an employee benefit plan (including a governmental plan, an IRA or a Keogh plan), and propose to invest in the notes, you should consult your legal counsel.

SUPPLEMENTAL PLAN OF DISTRIBUTION

The Goldman Sachs Group, Inc. expects to agree to sell to Goldman, Sachs & Co., and Goldman, Sachs & Co. expects to agree to purchase from The Goldman Sachs Group, Inc., the aggregate face amount of the offered notes specified on the front cover of this prospectus supplement. Goldman, Sachs & Co. proposes initially to offer the notes to the public at the original issue price set forth on the cover page of this prospectus supplement, and to certain securities dealers at such price less a concession not in excess of        % of the face amount.  The original issue price for notes purchased by certain fee-based advisory accounts will vary between       % and 100% of the face amount of the notes.  Any sale of a note to a fee-based advisory account at an original issue price below 100% of the face amount will reduce the underwriting discount specified on the cover of this prospectus supplement with respect to such note.  The original issue price paid by any fee-based advisory account will be reduced by the amount of any fees assessed by the securities dealer or dealers involved in the sale of the notes to such advisory account, but not by more than       % of the face amount of the notes.

In the future, Goldman, Sachs & Co. or other affiliates of The Goldman Sachs Group, Inc. may repurchase and resell the offered notes in market-making transactions, with resales being made at prices related to prevailing market prices at the time of resale or at negotiated prices. The Goldman Sachs Group, Inc. estimates that its share of the total offering expenses, excluding underwriting discounts and commissions, will be approximately $        .  For more information about the plan of distribution and possible market-making activities, see “Plan of Distribution” in the accompanying prospectus.

We expect to deliver the notes against payment therefor in New York, New York on         , 2013, which is expected to be the fifth scheduled business day following the date of this prospectus supplement and of the pricing of the notes.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) an offer of the offered notes which are the subject of the offering contemplated by this prospectus supplement in relation thereto may not be made to the public in that Relevant Member State except that, with effect from and including the Relevant Implementation Date, an offer of such offered notes may be made to the public in that Relevant Member State:

(a) at any time to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b) at any time to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by the Issuer for any such offer; or

(c) at any time in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of offered notes referred to in (a) to (c) above shall require the Issuer or any Dealer to publish a prospectus pursuant to Article 3 of the Prospectus Directive, or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of notes to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, the expression Prospectus Directive means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Goldman, Sachs & Co. has represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the offered notes in circumstances in which Section 21(1) of the FSMA does not apply to The Goldman Sachs Group, Inc.; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

No advertisement, invitation or document relating to the notes may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), if such advertisement, invitation or document is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to the offered notes which are or are intended to be disposed of only to persons outside of Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong, the “SFO”) and any rules made thereunder.

The offered notes have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended, the “FIEL”) and Goldman, Sachs & Co. has agreed that it will not offer or sell any offered notes, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEL and any other applicable laws, regulations and ministerial guidelines of Japan.  As used in this paragraph, resident of Japan means any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the offered notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person (pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the offered notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is: (a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the offered notes pursuant to an offer made under Section 275 of the SFA except: (1) to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA; (2) where no consideration is or will be given for the transfer; (3) where the transfer is by operation of law; or (4) pursuant to Section 276(7) of the SFA.

We have not authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference in this prospectus supplement, the accompanying prospectus supplement or the accompanying prospectus.  We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you.  This prospectus supplement, the accompanying prospectus supplement and the accompanying prospectus is an offer to sell only the notes offered hereby, but only under the circumstances and in jurisdictions where it is lawful to do so.  The information contained in this prospectus supplement, the accompanying prospectus supplement and the accompanying prospectus is current only as of the respective dates of such documents.

		$ The Goldman Sachs Group, Inc. Leveraged 30-Year CMS-Linked Notes due Goldman, Sachs & Co.

Prospectus Supplement
	Page
Summary Information	S-2
Additional Risk Factors Specific to Your Notes	S-4
Specific Terms of Your Notes	S-9
Use of Proceeds	S-13
Hedging	S-13
Historical 30-Year CMS Rates, Historical Quarterly Differences in the 30-Year CMS Rates, and Hypothetical Examples	S-14
Supplemental Discussion of Federal Income Tax Consequences	S-21
Employee Retirement Income Security Act	S-26
Supplemental Plan of Distribution	S-27

Prospectus Supplement dated September 19, 2011

Use of Proceeds	S-2
Description of Notes We May Offer	S-3
United States Taxation	S-25
Employee Retirement Income Security Act	S-26
Supplemental Plan of Distribution	S-27
Validity of the Notes	S-28

Prospectus dated September 19, 2011

Available Information	2
Prospectus Summary	4
Use of Proceeds	8
Description of Debt Securities We May Offer	9
Description of Warrants We May Offer	33
Description of Purchase Contracts We May Offer	48
Description of Units We May Offer	53
Description of Preferred Stock We May Offer	58
The Issuer Trusts	65
Description of Capital Securities and Related Instruments	67
Description of Capital Stock of The Goldman Sachs Group, Inc.	88
Legal Ownership and Book-Entry Issuance	92
Considerations Relating to Floating Rate Debt Securities	97
Considerations Relating to Securities Issued in Bearer Form	98
Considerations Relating to Indexed Securities	102
Considerations Relating to Securities Denominated or Payable in or Linked to a Non-U.S. Dollar Currency	105
Considerations Relating to Capital Securities	108
United States Taxation	112
Plan of Distribution	135
Conflicts of Interest	137
Employee Retirement Income Security Act	138
Validity of the Securities	139
Experts	139
Review of Unaudited Condensed Consolidated Financial Statements by Independent Registered Public Accounting Firm	139
Cautionary Statement Pursuant to the Private Securities Litigation Reform Act of 1995	140